Exhibit 99.6

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 13 February 2006 it purchased for cancellation 335,000 of its ordinary shares at a price of 400.8756 pence per ordinary share.